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                                                  Filed by LSI Logic Corporation
                       Pursuant to Rule 425 under the Securities Act of 1933 and
                                      Deemed filed pursuant to Rule 14d-2 of the
                                                 Securities Exchange Act of 1934

                                       Subject Company: C-Cube Microsystems Inc.
                                                    Commission File No.: 0-23596

                 LSI CORPORATION LOGIC/C-CUBE MICROSYSTEMS INC.

                               SLIDE PRESENTATION

                                  APRIL 2, 2001



SLIDE 1

Cover Slide

Centered on the slide:  "C-Cube/LSI Logic Merger".

About 4 or 5 lines below, centered:  "April 2, 2001".



SLIDE 2

Two columns on this slide.

Column 1: Title on upper left column reads: "Agenda".

Slightly below this heading:
diamond symbol: "Welcome to LSI management"; diamond symbol: "Overview of LSI"; diamond symbol: "Overview of Broadband", indented: "Communications Group", next line: "Staffaroni", diamond symbol: "LSI Benefits Presentation", diamond symbol:
"Q&A"


Column 2: Parallel to first diamond symbol in column 1: "Umesh Padval"; adjacent to second diamond symbol in column 1: "Wilf Corrigan"; adjacent to third diamond symbol on column 1: "Giuseppe"; adjacent to 4th diamond symbol on column 1:
"Rebecca Geraldi"


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SLIDE 3

First cover slide, slightly to the left of center is an image of various microchips shaped into a globe/sphere. On the upper right side of the globe, at approximately 2 o'clock, is an image of a sun spot/sunray.

On the bottom right portion of the slide is a logo, in the upper case: "LSI LOGIC", with the word "LOGIC" in the upper portion of a square gray box. Below the gray box, situated on the lower right portion of the slide are the words:
"The Communications Company", followed by a trademark symbol.



SLIDE 4

This slide is divided into two sections.

The first section on the left side of the slide is approximately 4 inches wide. There is an image of various microchips shaped into a half globe/sphere. Slightly below the middle of the half globe is a logo, in the upper case: "LSI LOGIC" with the word "LOGIC" in the upper portion of a square gray box. Directly below are the words: "The Communications Company", followed by a trademark symbol.

The second section is on the right side of the slide and is approximately 6 inches wide. Centered in this second section, slightly below the middle are the words: "Wilf Corrigan". Centered directly under these words is a gray bar. Centered below this gray bar are the words: "Chairman and Chief Executive Officer".



SLIDE 5

In the upper left side of the slide is a logo, in the upper case: "LSI LOGIC" with the word "LOGIC" in the upper portion of a square gray box. On the second line, the words "Semiconductor Market Cycle" are centered. Below these words is a long horizontal bar. Centered under this bar is a graph with 7 thin, horizontal lines. Centered on top of the second thin line is the figure "17% CAGR". On the 6th line are bars of various sizes that reflect an upward movement from 0% to below 80%. Below the 4th thin horizontal line is a slightly thicker line at an angle. Below the 7th thin line, from the left side of the slide, are the years 1959, 1961, 1963, 1965, 1967, 1969, 1971, 1973, 1977, 1979, 1981,
1983, 1985, 1987 1989, 1991, 1993, 1995, 1997, 1999, 2001 and 2003.

Below the years are 3 sections of information reading from left to right:
"Growth Rate" with a rectangular bar to the left; "Current Market" with a thin bar and a diamond to the left; "Expon. (Current Market)" with a thin bar to the left. This entire graph is centered between 2 vertical columns. The first vertical column on the left is titled: "Growth". Directly below: "100%"; directly below: "80%"; directly below: "60%"; directly below: "40%"; directly below: "20%"; directly below: "0%"; directly below: "-20%". The second vertical column is on the far right titled: "Market ($)". Directly below: "$1,000B"; directly below: "$100B"; directly below: "$10B"; directly below: "$1B"; directly below: "$100M"; directly below: "$10M"; directly below: "$1M".


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SLIDE 6

In the upper left portion of the slide is a logo in the upper case: "LSI LOGIC" with the word "LOGIC" in the upper portion of a square gray box. On the second line, centered: "Internet Communications Pathways". Below is a long horizontal bar. Directly below this bar, forming a triangle are the words "Networking Infrastructure" and pictures of various computer hardware items from "SONET/SDH ATM WCDMA, Interconnect" on the top center; on the far left "CDMA, ADSL Cable, Access, Broadband" and the far right "10/100/1G Ethernet, SCSI, Fibre Channel, Computer & Storage Store".



SLIDE 7

In the upper left portion of the slide is a logo in the upper case: "LSI LOGIC" with the word "LOGIC" in the upper portion of a square gray box. On the second line, centered reads: "2000 Revenue Profile - Markets". Below is a long horizontal bar. Directly below this bar is a circle divided into pie-shaped sections.

Clockwise, from the left side of the pie graph: "Brocade, Compaq, Qlogic, Seagate, Sun", on the pie reads: "Storage Components 32%". "Alcatel, Ciena, Ericsson, Lucent, Nortel", on the pie reads: "Broadband Communications, Communications 50%. "Echostar, Matsushita, Pace, Sharp, Sony", on the pie reads:
"Broadband Entertainment". "Avaya, Cabletron, Cisco, H-P, Extreme", on the pie reads: "Networking Infrastructure". Other 3%, the pie is blank. "Boeing, H-P, IBM, NCR, Sun", on the pie reads: "SAN Systems 15%".



SLIDE 8

In the upper left portion is a logo in the upper case: "LSI LOGIC" with the word "LOGIC" in the upper portion of a square gray box. On the second line, centered reads: "2000 Revenue Profile -- Markets LSI Logic". Below is a long horizontal bar. Directly below this bar is a circular graph divided into pie-shaped sections. Clockwise, from the left side of the pie graph: "Storage Components 32%; Networking Infrastructure 16%; Broadband Entertainment 15%; Broadband Communications 19%"; a blank pie representing "Other 3%" and "SAN Systems 15%".



SLIDE 9

In the upper left portion is a logo in the upper case: "LSI LOGIC" with the word "LOGIC" in the upper portion of a square gray box. On the second line, centered reads: "2000 Revenue Profile - Geographies". Below is a long horizontal bar. Directly below this bar is a circular graph divided in 4 pie-shaped sections. Clockwise, from the left side of the pie graph: "Acer, Aceton, China Unicom, Lucky Goldstar, Samsung", on the pie reads: "Asia Pacific 14%".


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"Canon, Fujitsu, Matsushita, Panasonic, Sony", on the pie reads: "Japan 11%".
"Cisco, Compaq, Extreme, IBM, H-P, Redback, Sun", on the pie reads: "North America 61%". "Alcatel, Ericsson, Marconi, Nokia, Siemens", on the pie reads:
"Europe 14%".



SLIDE 10

In the upper left portion of the slide is a logo in the upper case: "LSI LOGIC" with the word "LOGIC" in the upper portion of a square gray box. On the second line, centered reads: "2000 Revenue Profile - Geographies". Below is a long horizontal bar. Directly below this bar are 2 circular graphs. The graph on the left is divided into 4 pie-shaped sections. Clockwise, from the left side of the first pie graph: "Asia Pacific 14%; Japan 11%; North America 61%; Europe 14%". Below this whole circle reads: "LSI Logic". The second graph is divided into 4 pie-shaped sections. Clockwise, from the left side of the second pie graph:
"Asia pacific 47%; Japan 13%; North America 13%; Europe 27%". Below this circular graph is "C-Cube".



SLIDE 11

In the upper left portion of the slide is a logo in the upper case: "LSI LOGIC" with the word "LOGIC" in the upper portion of a square gray box. On the second line, centered: "Financial Highlights". Below is a long horizontal bar. Directly below this bar are 4 graphs. Each graph has a long vertical line and a short horizontal line. Each short horizontal line reflects the years 1998, 1999, 2000, with three different vertical bars inside. The 1st graph reflects a vertical line that reads from 3000, 2500, 2000, 1500, 1000, 500 and 0. At the bottom:
"Revenue". The 2nd graph reflects a vertical line that reads "500, 450, 400, 350, 300, 250, 200, 150, 100, 50, 0". At the bottom: "Operating Income". The 3rd graph reflects a vertical line that reads "1200, 1000, 800, 600, 400, 200, 0". At the bottom: "Cash". The 4th graph reflects a vertical line that reads "800, 700, 600, 500, 400, 300, 200, 100, 0". At the bottom: "Senior Bank Debt".



SLIDE 12

In the upper left portion of the slide is a logo in the upper case: "LSI LOGIC" with the word "LOGIC" in the upper portion of a square gray box. On the second line, centered: "Annual Revenues". Below is a long horizontal bar. Directly below this bar is a graph. The graph has a long horizontal line with a shorter vertical line to the right. There are bars of various sizes from the far left moving upward toward the far right. The long horizontal bar reflects numbers from 81 through 00. The vertical bars reflect the numbers 0, 5, 35, 85, 140, 194, 262, 379, 547, 656, 698, 617, 719, 902, 1,268, 1,239, 1,290, 1,490, 2,089
and 2,738.


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SLIDE 13

In the upper left portion of the slide is a logo in the upper case: "LSI LOGIC" with the word "LOGIC" in the upper portion of a square gray box. On the second line, centered: "LSI Logic At-A-Glance". Below is a long horizontal bar. Directly below this bar, centered, is a diamond symbol that reads:
"Communications and Storage Market Focus". Directly below is a diamond symbol that reads: "Blue-Chip Customer Base". Directly below is a diamond symbol that reads: "System-on-a-Chip (with a trademark symbol) Leadership". Directly below is a diamond symbol that reads: "ASIC/CoreWare/ASSSP Solutions". Directly below is a diamond symbol that reads: "World-Class IP". Directly below is a diamond symbol that reads: "High-Volume Manufacturing". Directly below is a diamond symbol that reads: "7,000 Employees Worldwide".



SLIDE 14

In the upper left portion of the slide is a logo in the upper case: "LSI LOGIC" with the word "LOGIC" in the upper portion of a square gray box. On the second line, centered: "Executive Staff". Below is a long horizontal bar. Directly below this bar is a form of organizational chart with each officer in a rectangular box with their names underneath the boxes and the titles directly below the names. Centered on top is "Wilfred J. Corrigan, Chairman and Chief Executive Officer". Below are 4 columns of rectangular boxes.

Column 1 of rectangular boxes: "John J. D'Errico, Executive Vice President, Storage Components. Bryon Look, Executive Vice President, Chief Financial Officer. Lewis C. Walbridge, Vice President, Human Resources".

Column 2 of rectangular boxes: "Bruce L. Entin, Executive Vice President, Networking Infrastructure. W. Richard Marz, Executive Vice President, Geographic Markets".

Column 3 of rectangular boxes: "Giuseppe Staffaroni, Executive Vice President, Broadband Communications. David G. Pursel, Vice President, General Counsel & Secretary".

Column 4 of rectangular boxes: "Christopher L. Hamlin, Sr. Vice President, Chief Technology Officer. Thomas Georgens, Executive Vice President, SAN Systems. Joseph M. Zelayeta, Executive Vice President, Worldwide Operations".



SLIDE 15

First cover page, slightly more to the left of the slide is an image of various microchips shaped into a globe/sphere. On the upper right side of the globe, at approximately 2 o'clock is an image of a sun spot/sunray.

On the bottom right of the slide is a logo in the upper case: "LSI LOGIC", with the word "LOGIC" in the upper portion of a square gray box. Below the gray box, situated in the lower right portion of the slide: "The Communications Company", followed by a trademark symbol.


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SLIDE 16

This slide is divided into two sections.

The first section on the left side is approximately 4 inches wide. There is an image of various microchips shaped into a half globe/sphere. Slightly below the middle of the half globe is a logo in the upper case: "LSI LOGIC" with the word "LOGIC" inside a square gray in the upper portion of the gray box. Directly below: "The Communications Company", followed by a trademark symbol.

The second section on the right side of the slide is approximately 6 inches wide. Centered in this second section, slightly below the middle: "Giuseppe Staffaroni". Centered directly below is a gray bar. Centered below this gray bar: "Executive Vice President Broadband Communications Group".



SLIDE 17

In the upper left portion of the slide is a logo in the upper case: "LSI LOGIC" with the word "LOGIC" in the upper portion of a square gray box. On the second line, centered reads: "Excerpts from a Conversation with Umesh". Below is a long horizontal bar. Directly below this bar are 6 lines with diamond symbols. The 1st diamond symbol reads: "Using ASSP Flow Instead of ASIC Flow". The 2nd diamond symbol reads: "Playing Dreamcast Instead of Playstation". The 3rd diamond symbol reads: "Eating Hamburgers Instead of Pizza". The 4th diamond symbol reads: "Drinking American Coffee and Not Espresso". The 5th diamond symbol reads: "Drinking Calistoga Water Instead of San Pellegrino". The 6th diamond symbol reads: "Driving a Lexus, BMW or Mercedes Instead of a Ferrari".



SLIDE 18

In the upper left portion of the slide is a logo in the upper case: "LSI LOGIC" with the word "LOGIC" in the upper portion of a square gray box. On the second line, centered reads: "Complementary Market Focus". Second line: "C-Cube and LSI Broadband Entertainment". Below is a long horizontal bar. Directly below this horizontal bar are 3 columns of rectangular boxes. The 1st rectangular column of boxes reads as follows: "VCD, DVD, Cable STB, Satellite STB, Codec, Game Console".

The 2nd rectangular column of boxes reads as follows: Top title: "C-Cube", followed by symbols in a rectangular box of a black circle, a black circle, a circled telephone symbol, a circled telephone symbol, and white circle symbol.

The 3rd rectangular column of boxes reads as follows: "LSI Logic", followed by a white circle symbol, a white circle symbol, a circular telephone symbol, a black circle symbol, a white circle symbol, a black circle symbol. At the bottom of this slide are three items: A white circle symbol that reads: "No Presence". A circular telephone symbol that reads: "Some Presence". A black circle symbol that reads: "Strong Presence".


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SLIDE 19

In the upper left portion of the slide is a logo in the upper case: "LSI LOGIC" with the word "LOGIC" in the upper portion of a square gray box. On the second line, centered: "Complementary Customer base". Below is a long horizontal bar. Directly below this horizontal bar are 2 columns. The 1st column reads:
"C-Cube", followed by 2 subcolumns. The 1st subcolumn on the left contains a diamond symbol that reads: "PACE". Directly below is a diamond symbol that reads: "Samsung". Directly below is a diamond symbol that reads: "Sony". Directly below is a diamond symbol that reads: "BBK". The second subcolumn on the right reads as follows: "Cable STB, DVD, Sat STB, VCD/DVD".

The 2nd column reads: "LSI Logic*". Followed by 2 subcolumns. The 1st subcolumn on the left contains a diamond symbol that reads: "Echostar". Directly below is a diamond symbol that reads: "TMM". Directly is a diamond symbol that reads:
"Sony". The 2nd subcolumn reads as follows: "SAT STB; SAT STB, Game Console".



SLIDE 20

In the upper left portion of the slide is a logo in the upper case: "LSI LOGIC" with the word "LOGIC" in the upper portion of a square gray box. On the second line, centered: "Complementary Technologies". Below is a long horizontal bar. Directly below this horizontal bar are 4 columns. The 1st column on the left reflects 14 diamond symbols moving downward. The diamond symbols read, respectively: "RF TUNER; CABLE MODEM; xDSL MODEM; SATELLITE FE; TERRESTRIAL FE; STB AV DECODER; STB AV CODEC; MIPS CORE; DSP CORE; VoIP; WLAN Cores; DVD AV DECODER; DVD AV CODEC; HIGH END GAMES".

The 2nd column top title reads: "C-Cube". Directly below are black and white circles. They are reflected as follows: white circle, black circle, white circle, white circle, white circle, black circle black circle, white circle, white circle, white circle, white circle, black circle, black circle, white circle.

The 3rd column top title reads: "LSIL". Directly below are black and white circles. They are reflected as follows: black circle, white circle, black circle, black circle, black circle, black circle, white circle, black circle, black circle, black circle, black circle, white circle, white circle, black circle.

The 4th column top title reads: "COMBINED". Directly below are 14 black circles.



SLIDE 21


First cover page, slightly more to the left of the slide is an image of various microchips shaped into a globe/sphere. On the upper right side of the globe, at approximately 2 o'clock is an image of a sun spot/sunray.

On the bottom right portion of the slide is a logo in the upper case: "LSI LOGIC", with the word "LOGIC" in the upper portion of a square gray box. Below the gray


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box, situated on the bottom right of this slide: "The Communications Company"
with a trademark symbol.



SLIDE 22

Centered on the slide: "LSI Logic Corporation". Second line reads: "Benefits Overview". Four lines below: "April, 2001".



SLIDE 23

Title centered on the slide: "Agenda".

Each line beginning on the left with a diamond symbol: "Global Benefit Strategy"; directly below "Health Care Benefits"; directly below "Investing, Saving & Cash Programs"; directly below reads: "Life and Disability Insurance"; directly below "Additional Benefits".



SLIDE 24

Title centered on the slide: "Global Benefits Strategy".

Each line beginning on the left with a diamond symbol: "LSI Logic will offer benefits that are competitive within our industry and locale to recruit and retain employees". Second paragraph: "To the extent it is competitive, employees will share in the cost of benefits".



SLIDE 25

Title centered on the slide: "BenVal High Tech Survey".

Each line beginning on the left with a diamond symbol: "Graphically demonstrates how LSI Logic compares with the high-tech survey companies".

Second paragraph: "Calculates all aspects of a company's benefit program by applying a value to each benefit component".



SLIDE 26

Title centered on the slide: "High Tech Survey Group".


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Below are 2 columns. The first column on the left of each row has a diamond symbol. Each row reads as follows, in descending order: "3COM Corporation, Advanced Micro Devices, Agilent, Amdahl Corporation, Apple Computer, Apple Materials, Applied Materials, Cisco Systems, Inc., Compaq Computer, Dell Computer Corporation, Fujitsu America, Gateway, Hewlett Packard, Informix, Intel Corporation, IBM, J.D. Edwards & Company".

The second column on the right each has a diamond symbol. Each row reads as follows, in descending order: "LSI Logic Corporation, Lucent Technologies, Motorola, Inc., National Semiconductor, Netscape, Nortel Networks, Novell, Inc., Oracle Corporation, PeopleSoft, Inc., Seagate Technology, Silicon Graphics, Storage Technology Corporation, Sun Microsystems, Sybase, Inc., U.S. West, Inc., Xerox Corporation".



SLIDE 27

Title centered on the slide: "Entire Benefit Program".

Directly below is a rectangular graph with 4 sides. The left side of the graph reads: 140.0; 120.0; 100.0; 80.0; 60.0; 40.0; 20.0; 0.0. Inside the rectangular box are 8 lines including the last horizontal side of the rectangle. Gray bars of various sizes are reflected inside this rectangle showing a range from as high as the 120.0 mark to as low as pass the 60.0 mark. At the very bottom of this rectangle are the following names, typed vertically, but positioned horizontally: "Agilent; HP; Intel; IBM; US West; Lucent; JD Edwards; Nortel; SGI; Apple; Sun; PeopleSoft; Xerox; National; LSI; Novell; Informix; Dell; Applied Materials; Storage Tech; Seagate; 3Com; Motorola; Oracle; Compaq; Fujitsu; AMD; Amdahl; Cisco; Sybase; Netscape; Gateway".



SLIDE 28

Title centered on the slide: "Benefit Plan Overview".

On the left is a diamond symbol followed by: "Health Care Benefits". Directly below, 1 tab over with a square symbol: "Medical". Directly below, 1 tab over with a square symbol: "Dental". Directly below, 1 tab over with a square symbol:
"Vision". Directly below, 1 tab over with a square symbol: "EAP".


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SLIDE 29

Title centered on the slide: "California Medical Plans".

Each line beginning on the left with a diamond symbol: "Blue Cross Prudent Buyer PPO". Directly below: "Blue Cross BlueChoice HMO". Directly below: "PacifiCare HMO". Directly below: "Kaiser".



SLIDE 30

Title centered on the slide: "Medical Plans".

Directly below and centered: "Blue Cross PPO". On the far right: "HMOs". Below are 4 columns. The first column is titled: "Plan Features". Below this reading:
"Benefit Level; Childrens Preventive; Deductible; Doctor's Office Visit; Emergency Room Visit; Hospital Room & Board; Primary Care Physician; Prescription Drugs".

The second column is titled: "In-Network". Below this reading: "80% for most services". A combined cell/column reads: "100% up to $250/yr for children 18 & under". Directly below: "$150/per person; $450/family". Directly below: "80% coverage". Directly below: "80% coverage.: Directly below: "80% coverage". Directly below reads: "No, but you must use network physicians". Directly below is a combined cell/column reads: "$5 /copayment for generic; $15/copayment for brand name".

The third column is titled: "Non-Network". Below are the following: "60% for most services". Cell/column combined. "$400/per person; $1,200/family. 60% coverage. 60% coverage. 60% coverage. No". Cell/column combined. The fourth column is titled: "Kaiser, PacifiCare & Blue Cross". Directly below: "100% w/$10 copayment. $10. None. $10. $50. No Charge. Yes. $5/copayment for generic; $15/copayment for brand name".



SLIDE 31

Title centered on the slide: "LSI Logic Dental Plan".

Two lines with a diamond symbol: "Administered by Delta Dental". Directly below with a diamond symbol: "Employees have a choice". Directly below, 1 tab, squared symbol: "Use a Delta Preferred dentist, or". Directly below, 1 tab, squared symbol: "Use any dentist". Directly below, 1 tab, small bullet symbol:
"Employees can make this choice each time an appointment is made with a dentist".



SLIDE 32

Title centered on the slide: "Dental Plan".


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Directly below are 3 columns. The first column title reads: "Item". Directly below: "Dentist. Maximum Annual Benefit. Annual Deductible. Preventive". Directly below: "Basic". Directly below: "Major. Orthodontics".

The second column title: "Delta Preferred Dentist". Directly below: "Select a DPO member dentist". Directly below between column 2 and column 3: "$2,000 per person". Directly below: "No Deductible". Directly below: "100% coverage -- no deductible". Directly below: "90% coverage". Directly below: "60% coverage". Directly below between column 2 and column 3: "Adult & Child". Directly below:
"Maximum lifetime benefit: $1,000 per person".

The third column title: "Any Other Dentist". Directly below: "Select any licensed dentist other than a close relative". Directly below column 2 and column 3 already combined. Directly below: "$60 per person". Directly below:
"$180 per family". Directly below: "90% coverage -- no deductible". Directly below: "80% coverage". Directly below: "50% coverage". Directly below column 2 and column 3 already combined.



SLIDE 33

Title centered on the slide: "Vision Service Plan".

On the left beginning with a diamond symbol: "VSP has a nationwide network of doctors who provide exams and eyewear services". Directly below, 1 tab with a square symbol: "After satisfying the deductible, network services are covered at 100%". Directly below, 1 tab with a squared symbol: "Non-member doctors are covered at a different rate".



SLIDE 34

Title centered on the slide: "Vision Service Plan".

Approximately four lines below are four columns. The first column is titled:
"Item". Directly below: "Examination". Directly below: "Annual deductible". Directly below: "Frames". Directly below: "Lenses". Directly below:
"Anti-Reflective Lens Coating". Directly below: "Contacts".

The second column is titled: "VSP Member Doctor". Directly below: "100%". Directly below: "$20". Directly below: "100%". Directly below: "100%". Directly below: "100%". Directly below with cells from column 2 and column 3 combined:
"100% if medically necessary. Cosmetic contact lenses are in lieu of all other benefits noted above and VSP will provide up to a $105 allowance toward their costs".


                                      11.

The third column is titled: "Non-Member Doctor". Directly below: "Up to $40". Directly below: "$20". Directly below: "Up to $50 retail". Directly below:
"Single Vision up to $40". Directly below: "Bifocals up to $60". Directly below:
"Trifocals up to $80". Directly below: "Lenticular up to $125". Directly below:
"$10 Allowance". Directly below cells from column 2 and column 3 already combined.

The fourth column is titled. "Time Frame". Directly below: "Every 12 months". Directly below: "Every 12 months". Directly below: "Every 24 months if necessary". Directly below: "Every 12 months if necessary". Directly below:
"Every 12 months". Directly below: "Every 12 months if necessary".



SLIDE 35

Title centered on the slide: "Employee Assistance Plan".

On the left beginning with a diamond symbol: "United Behavioral Health". Directly below with a diamond symbol: "Easily accessible". Directly below, 1 tab with a squared symbol: "800 number available 24 hours/7 days". Directly below with a diamond symbol: "Available to all employees and their dependents". Directly below with a diamond symbol: "Three free confidential visits per year".

Bottom center: "1-800-60-LOGIC".



SLIDE 36

Title centered on the slide: "Benefit Plan Overview".

On the left beginning with a diamond symbol: "Investing, Saving and Cash Programs". Directly below, 1 tab with a squared symbol: "Stock Purchase Plan". Directly below, 1 tab with a squared symbol: "401(K) Plan". Directly below, 1 tab with a squared symbol: "Employee Bonus Plan". Directly below, 1 tab with a squared symbol: "Flexible Spending Accounts". Directly below, 1 tab with a squared symbol: "Paychecks". Directly below, 1 tab with a squared symbol:
"Employee Referral Programs".



SLIDE 37

Top of slide, centered, the title: "Employee Stock Purchase Plan".

Below the title, two lines and indented an inch and each line begins with a diamond symbol. The text on the first line reads "Ranked #1 benefit by employees". Next line reads "Employees may contribute 1--15% of eligible earnings". Next line reads "Purchase price is 85% of the lower fair market value on


                                      12.

either". The next lines (lines four and five) are indented 1-1/2 an inch and begin with a square bullet. The first of these two lines reads "the beginning of the Offering Period or". The next line reads "the end of the Purchase Period". The next three lines are back out to the original indent with the diamond symbol. The first reads "Purchase price may be locked in for one full year". The next line reads "No commission fees on purchase of shares". The next line reads "Enrollment occurs twice per year". The next line is indented 1-1/2 inch with a square bullet and reads "Special enrollment very soon after close". The last line is indented 1 inch with a diamond symbol and reads "Free E*Trade brokerage account".



SLIDE 38

Title, centered, reads "Employee Stock Purchase Plan".

Two lines below is a diamond followed by "On-line access to ESPP & Stock Options". Beneath the text one line below is a thin gray line the length of the slide. Below the line indented, approximately one inch reads "E*TRADE" and below that reads in smaller print "OPTIONSLINK" over 2 inches in smaller type is a title that reads "SITE MAP" then a thin vertical line followed by the word "HELP" followed by a space and a gray box with the words "LOG OFF" in black. Below this is a white box with a accent line inside that is horizontal and vertical, on the top are 6 boxes, the first is gray with the word "Home" in it, the next box is white with an upside down triangle and the words "My Account" in black. The next four boxes are black with gray writing. The first reads "Portfolio", the next reads "Trading", the next reads "Personal Info", the next reads "Company Library". The next line is in the white part of the box flush right black text, text reads "April 17, 2000 8:02 PM EDT". Below that is a horizontal gray line about 2 inches from the left side of the white box.

On the left side of the box there is text that is underlined. The first two lines of the text are highlighted in gray and read "Activate Account", next line "And Forms". The next lines are slightly indented. The first of these reads "Review Stock". The next line reads, "Option Detail". There is a space. The next line reads "Review Stock". The next line reads "Option Shares". The next line reads "Holdings Detail". There is a space. The next line reads "Review Stock". The next line reads "Purchase Detail". The next lines are flush with the left margin of the box and in bold and underlined. The first of these reads "E*TRADE". The next line reads "Executive Services". There is a space. The next line reads "E*TRADE". To the right of the vertical line there is a title that reads "Review Stock Purchase Detail". Flush right inside the box on the same line there is a circle with a "?" inside and the word "Help" in black to the right of the circle. Below that title 1-1/2 lines the text reads "ACCOUNT DEMO-MIKE MORIARTY".

Below the text 2 lines flush right within the box is a dark gray box with smaller white text, the text reads: "VIEW PREVIOUS ORDERS". Below this is a table. The first row of the table is shaded dark gray with the following 3 rows shaded lighter gray. The table contains 5 columns separated by white lines and 4 rows. The first row is a title row, all the titles are centered and titles with two words have one word on top of the other, titles with 3 words have the first two words on top and the third on the bottom. The first title in the first column reads "Trade". The second title reads "Purchase date". The third title reads "Purchase price". The fourth title reads "Shares originally purchased". The fifth title reads "Shares available for sale". The first column in the remaining rows is underlined and reads "Trade". The second row second column reads "25-OCT-99". The second row third column reads "$15.000". The second


                                      13.

row third column reads "500". The second row third column reads "350". The third row second column reads "03-DEC-99". The third row third column reads "$15.000". The third row fourth column reads "1,000". The third row fifth column reads "1,000". The fourth row second column reads "31-MAR-00". The fourth row third column reads "$36.072". The fourth row fourth column reads "39.5001". The fourth row fifth column reads "39.5001".



SLIDE 39

Title centered reads "401(k) Plan".

Next line is indented from left margin 1 inch with diamond symbol. First line text reads "Employees may contribute up to 15% of salary up to $10,500 annually". Next line reads "Maximum Annual Employer Contribution is 4.5%, up to IRS limit". Next two lines are indented 1/2 inch more with square bullets. The text reads "150% of first 2% EE's contribution". Next line reads "50% of next 3% EE's contribution". The next line is indented 1 inch with diamond, text reads "100% Vested at 2 Years of Employment". Next line is indented 1/2 more with square bullet, text reads "Prior service will be credited". Next 2 lines are indented 1 inch from margin with diamonds. Text reads "Administered by Fidelity". Next line text reads "14 Investment Funds Available".



SLIDE 40

Title top of slide centered, text reads "Defined Contribution".

Below title about 2 inches is a graph with 9 thin horizontal lines in a box format. There are numbers to the left of each line, from the top line to the bottom the numbers read "160.0, 140.0, 120.0, 100.0, 80.0, 60.0, 40.0, 20.0,
0.0". In the graph there are 32 thick vertical lines of various heights ranging from the left at the top of the graph to the last line at the right the top is at the 40.0 mark. There is text typed vertically below each vertical line below the graph. There are numbers at the top of each vertical line inside the graph.

The first vertical line text reads "Agilent" and the number at the top of the line reads "157.9".

The second vertical line text reads "HP" and the number at the top of line reads "157.9".

The third vertical line text reads "Intel" and the number at the top of the line reads "143.3".

The fourth vertical line text reads "JD Edwards" and the number at the top of the line reads "142.4".

The fifth vertical line text reads "PeopleSoft" and the number at the top of the line reads :135.9".

The sixth vertical line text reads "Storage Tech" and the number at the top of the line reads "129.0".

The seventh vertical line text reads "Apple" and the number at the top of the line reads "125.1".

The eighth vertical line text reads "National" and the number at the top of the line reads "123.3".

The ninth vertical line text reads "Sun" and the number at the top of the line reads "120.2".

The tenth vertical line text reads "SGI" and the number at the top of the line reads "119.2".

The eleventh vertical line text reads "Informix" and the number at the top of the line reads "116.8".


                                      14.

The twelfth vertical line text reads "Applied Mat", and the number at the top of the line reads "115.7".

The thirteenth vertical line text reads "LSI" and the number at the top of the line reads "112.2".

The fourteenth vertical line text reads "Oracle" and the number at the top of the line reads "104.0".

The fifteenth vertical line text reads "IBM" and the number at the top of the line reads "102.2".

The sixteenth vertical line text reads "3Com" and the number at the top of the line reads "102.1".

The seventeenth vertical line text reads "Seagate" and the number at the top of the line reads "101.8".

The eighteenth vertical line text reads "Dell" and the number at the top of the line reads "101.6".

The nineteenth vertical line text reads "Novell" and the number at the top of the line reads "101.4".

The twentieth vertical line text reads "Compaq" and the number at the top of the line reads "89.7".

The twenty-first vertical line text reads "AMD" and the number at the top of the line reads "86.1".

The twenty-second vertical line text reads "Xerox" and the number at the top of the line reads "81.6".

The twenty-third vertical line text reads "US West" and the number at the top of the line reads "79.3".

The twenty-fourth vertical line text reads "Cisco" and the number at the top of the line reads "75.4".

The twenty-fifth vertical line text reads "Lucent" and the number at the top of the line reads "68.1".

The twenty-sixth vertical line text reads "Nortel" and the number at the top of the line reads "67.3".

The twenty-seventh vertical line text reads "Amdahl" and the number at the top of the line reads "66.3".

The twenty-eight vertical line text reads "Fujitsu" and the number at the top of the line reads "60.7".

The twenty-ninth vertical line text reads "Gateway" and the number at the top of the line reads "58.6".

The thirtieth vertical line text reads "Sybase" and the number at the top of the line reads "56.4".

The thirty-first vertical line text reads "Motorola" and the number at the top of the line reads "55.9".

The thirty-second vertical line text reads "Netscape" and the number at the top of the line reads "42.4".



SLIDE 41

Title, centered text reads "Employee Bonus Plan".

Next line one inch from the left margin with a diamond, text reads "All regular employees are eligible for either a". Next line is indented 1-1/4 inches, text reads "bonus plan or global profit sharing". Next line one inch from the left


                                      15.

margin with a diamond, text reads "Details of your specific bonus will be provided". Next line indented 1-1/4 inches, text reads "and communicated at a later date".



SLIDE 42

Title, centered text reads "Flexible Spending Accounts".

Next line starts 2 spaces down, indented 1 inch with diamond. Text reads "Health Care Spending Account". Next line indented 1-1/4 inch with square bullet, text reads "$5,000 Maximum Annual Contribution". Next line indented 1 inch with diamond, text reads "Dependent Care Account". Next line indented 1-1/4 inch with square bullet, text reads "$5,000 Maximum Annual Contribution". Next line indented 1 inch with diamond, text reads "Flexible Contribution Account". Next line indented 1-1/4 inch with square bullet, text reads "Employee health care premiums deducted on pre-". Next line indented under previous lines text, text reads "tax basis".



SLIDE 43

Title, centered text reads "Paychecks".

Next text line starts 2 spaces down. First line indented 1 inch with diamond, text reads "Paychecks occur every other week". Next line indented 1 inch with diamond, text reads "Direct deposit is available": Next line indented 1-1/4 inch with square bullet, text reads "Up to 3 separate accounts". Next line indented 1-1/4 inch with square bullet, text reads "Almost any bank or credit union". Next line indented 1 inch with diamond, text reads "Check stubs On-Line".



SLIDE 44

Title, centered text reads "Employee Referral Program".

Next line, 2 spaces down, indented 1 inch with diamond, text reads "$4,000". Next line indented 1-1/4 inch with a square bullet, text reads "When a referred individual is hired as an exempt". Next line indented 1 inch with diamond, text reads "$2,000". Next line indented 1-1/4 with a square bullet, text reads "When a referred individual is hired as a". Next line indented under previous line text, text reads "non-exempt".



SLIDE 45

Title, centered text reads "Benefit Plan Overview".

Next line, 2 spaces down, indented 1 inch with diamond, text reads "Life
Insurance.: Next line indented 1-1/4 inch with square bullet, text reads "Company Paid Life". Next four lines indented 2 inches with bullet. Text of first line reads "Group Basic Life". Next line text reads "Accidental Death & Dismemberment". Next line


                                      16.

text reads "Business Travel Accident". Next line text reads "Dependent Life". Next line indented 1-1/4 inch square bullet, text reads "Voluntary Term Life". Next line indented 1 inch with diamond, text reads "Disability Insurance". Next two lines indented 1-1/4 with square bullets. Text reads "Short Term". Next line text reads "Long Term".



SLIDE 46

Title, centered text reads "Company Paid Life Insurance".

Next line 2 spaces down indented 1 inch with diamond, text reads "Group Basic Life". Next line indented 1-1/4 inch with square bullet, text reads "Up to 2 times annual base salary to a maximum of". Next line indented under text of previous line, text reads "$1.5 million". Next line indented 1 inch with diamond, text reads "Accidental Death and Dismemberment". Next line indented 1-1/4 inch with square bullet, text reads Same amount as "Group Basic Life". Next line indented 1 inch with diamond, text reads "Business Travel Accident". Next line indented 1-1/4 inch with square bullet, text reads "$150,000 coverage".



SLIDE 47

Title, centered text reads "Company Paid Life Insurance".

Next line 2 spaces down, indented 1 inch with diamond, text reads "Dependent Life". Next three lines indented 1-1/4 inch with square bullets. First line text reads "Must be enrolled in LSI Logic medical plan". Next line text reads "$5,000 for dependents over 6 months of age". Next line text reads "$500 for children under 6 months of age".



SLIDE 48

Title, centered, two lines. First line of title text reads "Voluntary Term". Second line of title text reads "Life Insurance".

Next line 2 spaces down, indented 1 inch with diamond, text reads "Employee". Next line indented 1-1/4 inch with square bullet, text reads "Up to $750,000". Next line indented 1-1/4 inch with square bullet, reads "Guaranteed Issue - $400,000". Next line indented 1 inch with diamond, text reads "Spouse". Next line indented 1-1/4 inch with square bullet, text reads "Up to $250,000". Next line indented 1-1/4 inch with square bullet, text reads "Guaranteed Issue - $200,000". Next line indented 1 inch with diamond, text reads "Child(ren)". Next line indented 1-1/4 with square bullet, text reads "Up to $10,000".


                                      17.

SLIDE 49

Title, centered text reads "Short Term Disability".

Next line 2 lines down indented 1 inch with diamond, text reads "California employees MUST sign up for either": Next line indented 1-1/4 inch with square bullet, text reads "LSI Logic STD Plan, or". Next line indented 1-1/4 inch with square bullet, text reads "California State Disability Plan (SDI)". Next line indented 1 inch with diamond, text reads "Both Plans pay": Next line indented 1-1/4 inch with square bullet, text reads "55% of gross wages to a maximum of $490 per week". Next line indented one inch with diamond, text reads "Benefit is tax-free".



SLIDE 50

Title, centered two lines, first line text reads "Supplemental Short Term".

Second line of title reads "Disablity". Next two lines, 2 spaces down indented 1 inch with diamond. First line text reads "LSI Logic STD Plan PLUS". Next line text reads "LSI Logic Supplemental STD Plan". Next line indented 1-1/4 inch with square bullet, text reads "Tax-Free Benefit": Next line indented 2 inches with bullet, text reads "First 90 days -- 67% of gross wages to a maximum of". Next line indented under previous line text, text reads "$1,700 per week". Next line indented 2 inches with bullet, text reads "91st -- 365th day -- 55% of gross wages to a maximum of". Next line indented under previous line text, text reads "$1,700 per week".



SLIDE 51

Title, centered text reads "Long Term Disability".

Next line 2 spaces down, indented 1 inch with diamond, text reads "LSI Logic pays the full cost of this coverage". Next line indented 1 inch with diamond, text reads "The LTD plan provides income replacement if". Next line indented under previous line text, text reads "employee is disabled for more than 364 consecutive". Next line at same indent at previous line, text reads "days". Next line indented 1 inch with bullet, text reads "Benefit Calculation": Next line indented 1-1/4 inch with square bullet, text reads "67% of basic monthly earnings to a maximum benefit of.: Next line indented under previous line text, text reads "$15,000 per month".



SLIDE 52

Title, centered, text reads "Benefit Plan Overview".

Next line indented 1 inch with bullet, text reads "Additional Benefits". Two columns of text follow one indented about 1-1/4 inch with square bullets. First line of first column text reads "Vacation Program". Next line of first column text reads "Sabbatical Program". Next line of first column text reads "Scholarship Program". Next line of first column text reads "Training & Education". Last line of first column


                                      18.

text reads "Recognition". First line of second column text reads "Inside Scoop". Next line of second column reads "FamilyCare". Next line of second column text reads "Ace USA". Next line of second column text reads "Work PERKS". Last line of second column text reads "Adoption Assistance".



SLIDE 53

Title, centered text reads "Vacation Program".

Next line 2 spaces down indented 1 inch with diamond, text reads "Upon date of hire through year 5". Next line indented 1-1/4 inch with square bullet, text reads "Accrual of three weeks per year (120 hours)". Next line indented 1 inch with diamond, text reads "Year 6 or more". Next line down indented 1-1/4 inch with square bullet text reads "Accrual of four weeks per year (160 hours)". Next line indented 1 inch with diamond, text reads "The maximum number of hours that can be accrued is equal". Next line is indented under previous line text, text reads "to twice the amount of vacation hours an employee earns in one full calendar year". Next line indented same as previous, text reads "one full calendar year". Next line indented 1 inch with diamond, text reads "Prior service will be credited".



SLIDE 54

Title, centered text reads "Vacation".

About 2 inches down from title is a graph. Graph contains 8 thin horizontal lines in the form of a box. To the left of the horizontal lines are numbers listed from top to bottom as follows: "140.0, 120.0, 100.0, 80.0, 60.0, 40.0,
20.0, 0.0. There are 32 thick vertical lines, ranging in size from the top of the graph to the middle of the graph. At the bottom of the graph there is vertical text at the end of each vertical line. There are numbers at the top of each vertical line inside the graph.

The first vertical line text reads "SGI" and the number at the top of the line reads "133.3".

The second vertical line text reads "Intel" and the number at the top of line reads "127.5".

The third vertical line text reads "JD Edwds". and the number at the top of the line reads "120.7".

The fourth vertical line text reads "Novell" and the number at the top of the line reads "119.2".

The fifth vertical line text reads "LSI" and the number at the top of the line reads "117.4".

The sixth vertical line text reads "Informix" and the number at the top of the line reads "115.1".

The seventh vertical line text reads "AMD" and the number at the top of the line reads "114.6".

The eighth vertical line text reads "Sybase" and the number at the top of the line reads "111.6".

The ninth vertical line text reads "Apple" and the number at the top of the line reads "109.2".

The tenth vertical line text reads "Seagate" and the number at the top of the line reads "107.4".

The eleventh vertical line text reads "Cisco" and the number at the top of the line reads "102.2".

The twelfth vertical line text reads "PeopleSoft" and the number at the top of the line reads "99.2".

The thirteenth vertical line text reads "Oracle" and the number at the top of the line reads "99.2".


                                      19.

The fourteenth vertical line text reads "Compaq" and the number at the top of the line reads "98.7".

The fifteenth vertical line text reads "Agilent" and the number at the top of the line reads "95.6".

The sixteenth vertical line text reads "HP" and the number at the top of the line reads "95.6".

The seventeenth vertical line text reads "National" and the number at the top of the line reads "95.4".

The eighteenth vertical line text reads "Applied Mat". and the number at the top of the line reads "94.4".

The nineteenth vertical line text reads "Netscape" and the number at the top of the line reads "94.3".

The twentieth vertical line text reads "3Com" and the number at the top of the line reads "93.3".

The twenty-first vertical line text reads "Motorola" and the number at the top of the line reads "91.9".

The twenty-second vertical line text reads "Storage Tech" and the number at the top of the line reads "90.8".

The twenty-third vertical line text reads "IBM" and the number at the top of the line reads "90.8".

The twenty-fourth vertical line text reads "Amdahl" and the number at the top of the line reads "89.5".

The twenty-fifth vertical line text reads "Dell" and the number at the top of the line reads "89.5".

The twenty-sixth vertical line text reads "Fujitsu" and the number at the top of the line reads "89.5".

The twenty-seventh vertical line text reads "Lucent" and the number at the top of the line reads "89.5".

The twenty-eight vertical line text reads "Nortel" and the number at the top of the line reads "89.5".

The twenty-ninth vertical line text reads "Sun" and the number at the top of the line reads "89.5".

The thirtieth vertical line text reads "Xerox" and the number at the top of the line reads "89.5".

The thirty-first vertical line text reads "US West" and the number at the top of the line reads "86.1".

The thirty-second vertical line text reads "Gateway" and the number at the top of the line reads "70.0".



SLIDE 55

Title, centered text reads "Sabbatical Program".

Next line indented 1 inch with diamond, text reads "4 continuous weeks of paid time off in addition to". Next line is indented under previous line text, text reads "regular vacation". Next three lines are indented 1 inch with diamond. First line text reads "Eligible on 10 year anniversary". Next line reads "Must be taken within one year of eligibility". Next line reads "Prior service credited: 2 for 1".


                                      20.

SLIDE 56

Title, centered, 2 lines of text, first line text reads "Chairman's Scholarship Program". Next line of title text reads "Program".

Next line 2 spaces down. Next 3 lines indented 1 inch with diamond. First line text reads "LSI Logic sponsored program". Next line text reads "Available to children of our employees". Next line of text reads "Four scholarships awarded each year". Next two lines indented 1-1/4 inch with square bullet. First line text reads "Two four-year college university". Next line text reads "Two two-year junior college".



SLIDE 57

Title, centered text reads "Training & Education".

Next line 2 spaces down, indented 1 inch with diamond text reads "On-Site & Off-Site Classes". Next three lines are indented 1-1/4 inch with square bullets. First line text reads "Individual & Management Development". Next line text reads "Technical & Non-Technical". Next line text reads "Lending Libraries". Next line indented 1 inch with diamond, text reads "Tuition Reimbursement". Next two lines are indented 1-1/4 inch with square bullets. First line text reads "Approved Courses & Seminars". Next line reads "100% up to $30,000 total maximum".



SLIDE 58

Title centered on the slide reads "Awards & Recognition".

Flush left beginning with a diamond symbol reads "Employee Recognition Program". Directly below, 1 tab with a squared symbol reads "Dinner-for-two - $5,000". Directly below with a diamond symbol reads "Patent Award Program". Directly below, 1 tab with a squared symbol reads "$750 - $1,500". Directly below with a diamond symbol reads "Authors Award Program". Directly below, 1 tab with a squared symbol reads "$1,000 - $1,500".



SLIDE 59

Title centered on the slide reads "Inside Scoop".

Flush left beginning with a diamond symbol reads "Internal Job Transfer Program". Directly below, 1 tab with a squared symbol reads "Talk to hiring managers". Directly below is a white square about 6.50 inches wide and 4 inches long. A bar is centered on the upper portion of this square. Flush left inside the bar reads "WORLDWIDE". Centered in the bar reads "Job Listings". Directly below are 4 bullet items in one line: "New Jobs. All Jobs. Search. Help". Centered below about 2 or 3 lines reads "Search Results". Flush left reads "The number of oppositions found in your search was 14". Flush left and 2 lines below reads "If you did not get


                                      21.

the results you anticipated it could be because many job titles are abbreviated. Click here for a complete list of job titles". Directly below is a long horizontal line. Directly below this line are 5 columns. The 1st column title reads "Job Title". Directly below "Administrative Assistant". Directly below "Corporate Accounting Manager". Directly below "Director of Tax". The 2nd column title "Requisition #". Directly below reads "00-0001642". Directly below "00-0000566". Directly below "00-0001142". The 3rd column title "Hiring Manager". Directly below "Reinert, Deborah". Directly below "Fish, Gary". Directly below "Look, Bryan". The 4th column title "Location". Directly below reads "Milpitas, CA 1621, Bar Lane". Directly below "Milpitas, CA 1621, Barber Lane". Directly below "Milpitas, CA 1621, Barber Lane". The 5th column title "Post Date". Directly below "March 29, 2000". Directly below "February 1, 2000". Directly below "March 6, 2000". At the very bottom of this white square is a picture of a Microsoft tool bottom tool bar.



SLIDE 60

Title centered on the slide reads "FamilyCare".

Flush left beginning with a diamond symbol "Referral Information available to all U.S. Employees on:" Directly below, 1 tab with a squared symbol "Child, Spouse, & Elder Care". Directly below, 1 tab with a squared symbol "Pet Care". Directly below, 1 tab with a squared symbol "Adoption". Directly below, 1 tab with a squared symbol "School Selection". Directly below, 1 tab with a squared symbol "Baby Care". Directly below, 1 tab with a squared symbol "Emergency/Back-up Care". Directly below, 2 tabs with a small bullet "Includes LSI Logic Subsidy at 80%".



SLIDE 61

Title centered on the slide reads "ACE USA".

Flush left beginning with a diamond symbol "Covers both business and pleasure travel". Directly below with a diamond symbol "Available to all employees and their dependents". Directly below, 1 table with a squared symbol "US employees":
Directly below, 2 tabs with a small bullet symbol "Travel Assistance". Directly below, 2 tabs with a small bullet symbol "Find a Physician". Directly below 1 tab with a squared symbol "Non US employees". Directly below, 2 tabs with a small bullet symbol "Travel Assistance". Directly below, 2 tabs with a small bullet symbol "Find a Physician". Directly below, 2 tabs with a small bullet symbol "Medical Coverage.


                                      22.

SLIDE 62

Title centered on the slide read "Work PERKS".

Directly below are 2 columns with a thick line across the slide. The first column title "On-Site": Directly below each with a diamond symbol "Car Washes. Oil Changes. Dry Cleaning. Alterations. Video & DVD Rentals & Returns".

The 2nd column title "On-Line": Directly below each with a diamond symbol "Event Tickets. Weekend Planning. Gift Baskets & Bouquets. On-Line Grocery Links. Home & Auto Repair Referrals".



SLIDE 63

Title centered on the slide reads "Adoption Assistance".

Flush left beginning with a diamond symbol "100% reimbursement of eligible expenses up to $8,000": Directly below, 1 tab with a squared symbol "legal fees". Directly below, 1 tab with a squared symbol reads: court fees. Directly below, 1 tab with a squared symbol "adoption agency fees, etc".



SLIDE 64

Title centered on the slide reads "Resources".

Flush left beginning with a diamond symbol "HR Information Center". Directly below, 1 tab with a squared symbol "Toll-free: 1-877-LSI-Line". Directly below, 1 tab with a squared symbol "Internally staffed by 6 LSI Logic Benefits Reps".

Directly below are three snap shot photos of various HR employees. The 1st photo shows three HR employees in their cubicles. The 2nd photo shows an HR employee assisting someone on the telephone. The 3rd photo shows an HR employees in from of her computer, working diligently.



SLIDE 65

Title centered on the slide reads "Resources".

Directly below with a diamond symbol reads "Benefits web site".


                                      23.

Directly below, almost centered is a white rectangle space about 8 inches wide and 4 inches long. At the top corner is a logo "LSI LOGIC" with the word "LOGIC" in the upper portion of a square gray box. Next line below, about 2 tabs over "Welcome to U.S. Benefits". Directly below, flush left is a picture of a flashlight and the words: "Search For": In a square:
"Which Slide?" with a drop down arrow.

Directly below are 5 columns. The 1st columns reads: "Health Care Benefits". Directly below "HR Information Center". Directly below "Investing, Savings & Cash Programs". Directly below "Time Off".

The 2nd column reflects symbols as follows: A stethoscope, a toothbrush and an eye glass all on top of each other. A telephone. A piggy bank with a coin almost inserted on the top of its back. A calendar.

On the 3rd column is the following text in a centered format
"Including....Medical, Dental, Vision, EAP, Health Plan Rates, Cobra
Information, Eligible Dependents, Benefits On-Line Summary Plan".

On the 4th column are the following symbols: A legal document with a ribbon on the bottom. Pictures of people. A newspaper headline. A birthday cake.

At the top right is a picture of a stethoscope, a calendar and an apple.



SLIDE 66

Centered on the slide is title:  "Resources".

Directly below with a diamond symbol "MyWorld -- Employee Self Service web site". Directly below is a white square space approximately 6.50 inches wide and 5 inches long. On the top bar from left to right "SAP Employee Self-Service". A diamond symbol. Text that reads "Rebecca Gerald". Navigation menu. Site map. Start slide. Log off". And flush right reads "SAP ESS". Directly below flush left are 5 long boxes. Each box contains respectively: "Travel. Benefits. Purchase. Personal Information. My World". On the right portion of the square space is a globe with the words: "My World". At the bottom is a logo of LSI Logic. Logic in a square space. Directly below "Employee Self Service System by (unreadable)". Directly below reads: "Do you need help? Click here..".. Directly below "MESSAGES". A line appears directly below. And beneath the line reads:
"Friday, 03/20/2001". Directly below "System messages". As a backdrop to this squared space there is a cloud-like picture.


                                      24.

SLIDE 67

At the center: "Questions?" Directly below approximately 10 lines: "Welcome to LSI Logic!"




ADDITIONAL INFORMATION AND WHERE TO FIND IT

LSI LOGIC PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND SCHEDULE TO, AND C-CUBE PLANS TO FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE TRANSACTION, AND LSI LOGIC AND C-CUBE EXPECT TO MAIL A PROSPECTUS, THE SCHEDULE 14D-9 AND RELATED EXCHANGE OFFER MATERIALS TO STOCKHOLDERS OF C-CUBE. THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THOSE DOCUMENTS CAREFULLY WHEN THEY ARE AVAILABLE. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEBSITE MAINTAINED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV.

IN ADDITION TO THE REGISTRATION STATEMENT, SCHEDULE TO, PROSPECTUS AND SCHEDULE 14D-9, LSI LOGIC AND C-CUBE FILE ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU MAY READ AND COPY ANY REPORTS, STATEMENTS OR OTHER INFORMATION FILED BY LSI LOGIC OR C-CUBE AT THE SEC PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 OR AT ANY OF THE COMMISSION'S OTHER PUBLIC REFERENCE ROOMS IN NEW YORK, NEW YORK AND CHICAGO, ILLINOIS. PLEASE CALL THE SECURITIES AND EXCHANGE COMMISSION AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOMS. LSI LOGIC'S AND C-CUBE'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEBSITE MAINTAINED BY THE COMMISSION AT HTTP://WWW.SEC.GOV.


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